UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENIGMA-BULWARK LIMITED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
705016 103
(CUSIP Number)

David Rocke
Suite 775, 48 Par La Ville Road
Hamilton, Bermuda HM11
441-505-5323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO:705016 103

1.Name of Reporting Persons:LEAFY LANE LIMITED

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)☐

(b)☐

3.SEC Use Only

4.Source of Funds (See Instructions): PF

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.Citizenship or Place of Organization:BRITISH VIRGIN ISLANDS

Number of Shares7.Sole Voting Power:10,039,120

Beneficially Owned by8.Shared Voting Power:0

Each Reporting person9.Sole Dispositive Power:10,039,120

With:10.Shared Dispositive Power:0

11.Aggregate Amount Beneficially Owned by Each Reporting Person:10,039,120

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.Percent of Class Represented by Amount in Row (11):10.78%

14.Type of Reporting Person (See Instructions):CO

CUSIP NO:705016 103

ITEM 1.SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.001 (the “Common Stock") of Enigma-Bulwark Limited (formerly PearTrack Security Systems, Inc.) (the "Issuer"). The principal executive offices of the Issuer are 1327 Ocean Avenue, Suite B, Santa Monica, CA 90401 USA.

ITEM 2.IDENTITY AND BACKGROUND

This statement is being filed by Leafy Lane Limited ("Leafy Lane"), a corporation, whose address is Commerce House, Wickhams Cay-1, Road Town, Tortola, British Virgin Islands. Leafy Lane is an investment holding company in the British Virgin Islands.

Leafy Lane has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All of the shares to which this Statement relates were purchased with Leafy Lane’s existing cash resources. The aggregate purchase price of the 10,039,120 shares acquired under Stock Purchase Agreements and by the exercise of options issued to Leafy Lane by the Issuer was $21,498.00.

ITEM 4. PURPOSE OF TRANSACTION.

Leafy Lane’s purpose in effecting the transactions disclosed in this statement was to acquire a significant investment position in the Issuer.  In addition, the investment is connected to the appointment of one of Leafy Lane’s shareholders to the board of directors of the Issuer. It is anticipated that upon the occurrence of future vesting events, up to 4,010,473 additional shares of the Issuer’s common stock will be acquired by Leafy Lane under an option agreement.

Leafy Lane, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which it now owns or hereafter may acquire. Leafy Lane has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Leafy Lane, however, reserves the right to and may in the future change its purpose with respect to this investment.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number of securities to which this Schedule 13D relates is 10,039,120 shares, representing 10.78% of the  93,156,797 shares of the Issuer’s Common Stock issued and outstanding as of November 22, 2019.

On November 22, 2019, Leafy Lane acquired 7,174,500 shares of Common Stock at a price of $.001 per share, in accordance with a Stock Purchase Agreement, and exercised 2,864,620 options at an exercise price of $0.005. Such issuance caused Leafy Lane’s beneficial ownership to exceed 5% of the outstanding Common Stock. As a result, on November 22, 2019, Leafy Lane became the beneficial owner of approximately 10.78% of the outstanding Common Stock. Leafy Lane has the sole power to vote (or direct the vote) and the sole power to dispose (or direct the disposition) of 100% of the shares.

Leafy Lane has engaged in no other transactions of the Issuer’s Common Stock in the sixty days preceding the issuance reported in the preceding paragraph.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Leafy Lane does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 27, 2019	/s/ David Rocke
David Rocke

Director
Leafy Lane Limited

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).